ONE SHELL PLAZA	AUSTIN
910 LOUISIANA	BEIJING
HOUSTON, TEXAS	DALLAS
77002-4995	DUBAI
HONG KONG
TEL +1	HOUSTON
713.229.1234	LONDON
FAX +1	MOSCOW
713.229.1522	NEW YORK
www.bakerbotts.com	PALO ALTO
RIYADH
WASHINGTON

May 14, 2009

063826.0125

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Carrizo Oil & Gas, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), we transmit herewith for electronic filing via the EDGAR system the Company’s Registration Statement on Form S-3.

Please telephone Jeff Lin (713.229.6208), Hillary Holmes (713.229.1508) or the undersigned (713.229.1749) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ James H. Mayor
James H. Mayor